EXHIBIT 99.1

Precision Drilling Corporation 2018 Fourth Quarter and End of Year Results Conference Call and Webcast – Date Change

CALGARY, Alberta, Jan. 31, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) announced that it has moved the date of its 2018 fourth quarter and year end results. Precision will release its 2018 fourth quarter results before the market opens on Thursday, February 14, 2019 and has scheduled a conference call and webcast to begin promptly at 1:00 p.m. MT (3:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until February 20, 2019 by dialing 855-859-2056 or 404-537-3406, passcode 4578429.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com